U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

06006582

SEC FILE
8-50699

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 AND ENDING 12/31/2005

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

Variable Investment Advisors, Inc.

Address of Principal Place of Business:

4305 South Louise Avenue, Suite 101A

Sioux Falls, South Dakota 57106

Name And Telephone Number of Person To Contact In Regard to This Report:

Gregory Wilson (605) 361-8230

B. ACOUNTANT IDENTIFICATION

Independent Public Accountant

JONES, KRAMER & HABER
405 North Kiwanis Avenue
Sioux Falls, South Dakota 57104

PROCESSED
JUN 14 2006
THOMSON
FINANCIAL

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

For Official Use Only

SEC MAIL PROCESSING
RECEIVED
MAR 08 2006
WASH. D.C.
209
SECTION

VARIABLE INVESTMENT ADVISORS, INC.

SIOUX FALLS, SOUTH DAKOTA

FINANCIAL STATEMENTS

DECEMBER 31, 2005

TABLE OF CONTENTS

JONES, KRAMER & HABER
CERTIFIED PUBLIC ACCOUNTANTS

DONALD A. KRAMER, CPA
THOMAS G. HABER, CPA

MICHEAL D. JONES, CPA
(1943 - 1988)

405 NORTH KIWANIS AVENUE
SIOUX FALLS, SD 57104-2519
(605) 332-0054
FAX (605) 339-4991
www.joneskramerhaber.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Directors
Variable Investment Advisors, Inc.
Sioux Falls, South Dakota

We have audited the accompanying statement of financial condition of Variable Investment Advisors, Inc. (a South Dakota corporation) as of December 31, 2005, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Variable Investment Advisors, Inc. at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jones, Kramer & Haber

JONES, KRAMER & HABER
February 10, 2006

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control structure and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Variable Investment Advisors, Inc., for the year ended December 31, 2005 and this report does not affect our report thereon dated February 10, 2006.

<u>Segregation of Duties</u>

The Company does not have adequate internal accounting control due to inadequate segregation of duties inherent with the small size of the Company. A good system of internal accounting control contemplates an adequate segregation of duties so that no one individual handles a transaction from its inception to its completion. While we recognize that the Company's operations are not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, it is important that you be aware of this condition. We have discussed it with the president, who has indicated that due to the limited number of personnel, an adequate segregation of duties is not achievable and the costs of correcting the weakness would exceed the benefits that would be derived.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Jones, Kramer & Haber

JONES, KRAMER & HABER
February 10, 2006

VARIABLE INVESTMENT ADVISOR'S, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

Cash	$ 100,603
Commission receivable	33,205
Other receivables	1,453
Prepaid expenses	16,168
Office furniture and equipment at cost, less accumulated depreciation of $29,860	8,675
License at cost, less accumulated amortization of $280	320
TOTAL ASSETS	$ 160,424

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 1,292
Commission payable	106,280
TOTAL LIABILITIES	107,572
Common stock; $.01 par value, 400,000 shares authorized; 400,000 issued and outstanding	4,000
Additional paid in capital	110,094
Retained earnings (deficit)	(61,242)
TOTAL STOCKHOLDERS' EQUITY	52,852
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 160,424

The accompanying notes are an integral part of this financial statement.

VARIABLE INVESTMENT ADVISOR'S, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2005

REVENUES	
Commissions	$ 668,902
Other	24,172
	693,074
EXPENSES	
Commissions	560,536
Rent	7,185
Telephone	3,630
Meeting & seminars	5,237
Office supplies & postage	10,047
Professional fees	14,018
General insurance	2,894
Health insurance	8,555
Life insurance	545
Depreciation	3,263
Amortization	40
ATS expense, net of reimbursements of $4,800	28,866
Advertising	3,238
Licenses	17,641
Dues & subscriptions	145
Vehicle expense	4,074
Interest	3,153
Miscellaneous	865
Repairs and maintenance	262
	674,194
NET INCOME	$ 18,880

The accompanying notes are an integral part of this financial statement.

VARIABLE INVESTMENT ADVISOR'S, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance at December 31, 2004	$ 4,000	$ 110,094	$ (80,122)	$ 33,972
Net income for the year	-	-	18,880	18,880
Balance at December 31, 2005	$ 4,000	$ 110,094	$ (61,242)	$ 52,852

The accompanying notes are an integral part of this financial statement.

VARIABLE INVESTMENT ADVISOR'S, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 18,880
Adjustments to reconcile net income to net cash provided from operating activities	
Depreciation and amortization	3,303
(Increase) Decrease in	
Commission receivable	(2,669)
Other receivables	(1,168)
Prepaid expenses	(4,715)
Increase (Decrease) in:	
Accounts payable	1,292
Contingent liabilities	
Commission payable	80,324
Deferred revenue	(12,360)
Accrued interest	(6,055)
Net cash provided by operating activities	76,832
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of property & equipment	(3,545)
Net cash used in investing activities	(3,545)
CASH FLOWS FROM FINANCING ACTIVITIES	
Payments towards long-term debt	(49,817)
Net cash used by financing activities	(49,817)
NET INCREASE IN CASH	23,470
CASH AT BEGINNING OF YEAR	77,133
CASH AT END OF YEAR	$ 100,603

The accompanying notes are an integral part of this financial statement.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Variable Investment Advisors, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of management who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations

The Company, located in Sioux Falls, South Dakota, sells mutual funds and variable insurance products. The Company accomplishes this goal through a small group of brokers located throughout the United States. The Company's customers are located throughout the United States. In 2002 the Company developed an alternative trading system. This system is a web-based system that offers a computer-based service to companies and individuals for the purpose of buying and selling agricultural stocks and/or capital units.

Commission Receivable

The Company considers commission receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and includes expenditures which substantially increase the useful lives of existing property and equipment. Maintenance and repairs are charged to expense as incurred. When property and equipment is retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the respective accounts and any gain or loss on the disposition is credited or charged to income.

Depreciation is computed using the straight-line method based on the estimated useful lives of the individual assets ranging from two to ten years.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income.

SUPPLEMENTAL INFORMATION

SHOWN ON FOLLOWING PAGES

VARIABLE INVESTMENT ADVISORS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Net Capital		$ 52,852
Deductions:		
Nonallowable assets:		
Prepaid expenses	$ 16,168	
Office furniture & equipment	8,675	
License costs, net	320	
		25,163
Net Capital		$ 27,689
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable		$ 1,292
Commission payable		106,280
Total aggregate indebtedness		$ 107,572
Computation of basic net capital requirement		
Minimum net capital required:		
Company		$ 5,000
Excess net capital at 1,500 percent		20,517
Excess net capital at 1,000 percent		16,932
Ratio: Aggregate indebtedness to net capital		3.89 to 1
Reconciliation with company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2005)		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report		$ 74,648
Audit adjustments to record changes in the following accounts:		
Receivables	$ 34,658	
Payables	(81,617)	
		(46,959)
Net capital per above		$ 27,689

Oath or Affirmation

I, Gregory S. Wilson, swear that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Variable Investment Advisors, Inc. as of December 31, 2005, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Gregory S. Wilson, CEO

Subscribed and sworn to before me
this 13th day of February, 2006

JENNIFER M. WILSON
NOTARY PUBLIC
SEAL SOUTH DAKOTA SEAL

Jennifer M. Wilson
Notary Public
My commission expires: 2/14/09

This report contains:

- ■ (a) Facing page
- ■ (b) Statement of financial condition
- ■ (c) Statement income (loss)
- ■ (d) Statement of cash flow
- ■ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital
- ☐ (f) Statement of change in liability subordinated to claims of general creditors
- ■ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c-3-1
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c-3-3
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c-3-3
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation
- ■ (l) An oath or affirmation
- ☐ (m) A copy of the SIPC Supplement report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ■ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation – customer's regulated commodity futures account pursuant to Rule 171-5